EXHIBIT 8

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
MIND Software SRL	Romania
DIROT COMP SRL	Romania
MIND Software, Inc.	Delaware
MIND Software Limited	United Kingdom